January 18, 2011

MAIL STOP

The United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.
20549

Attention: Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Keegan Resources Inc. (the "Company")
Amendment No. 1 to Form 20-F for Fiscal Year Ended March 31, 2010
SEC File No. 001-33580

We write in response to Staff's comment letter dated January 10, 2010. Further to the Company's annual report for the fiscal year ended March 31, 2010, filed with the Securities and Exchange Commission (the "Commission") on Form 20-F, and all amendments filed with respect thereto, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

KEEGAN RESOURCES INC.

Per:
/s/ Tony M. Ricci

TONY M. RICCI
Chief Financial Officer and Corporate Secretary